{THIS CONFORMING PAPER FORMAT DOCUMENT IS BEING SUBMITTED}
                   {PURSUANT TO RULE 901(d) OF REGULATION S-T}

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*
                             Ranger Industries, Inc.
                                (Name of Issuer)

                          Common Stock, par value $0.01
                         (Title of Class of Securities)

                                    752907105
                                 (CUSIP Number)


                                John N. Turitzin
                                Battle Fowler LLP
                               75 East 55th Street
                            New York, New York 10022
                                 (212) 856-7000
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)



                                 March 20, 1997
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a r porting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                                     Page 1 of 4
C/M: 10302.0046 474235.1

         This statement ("Amendment No. 1") amends and supplements the Schedule 13D dated March 20, 1997 (the "Schedule 13D," which term includes such schedule as originally filed and as amended hereby, unless the context otherwise requires), which was originally filed with the Securities and Exchange
Commission on that date, on behalf of the persons identified therein (the "Reporting Persons") with respect to the ownership of the common stock, $0.01 par value (the "Common Stock"), of Ranger Industries, Inc., a Connecticut corporation (the "Company").

Item 4.  Purpose of Transaction.

Item 4 is amended by adding at the end thereof the following:

                  On March 27, 1997, Pure Group, Inc., a Delaware corporation ("PGI"), one of the Reporting Persons, filed preliminary solicitation material (the "Preliminary Solicitation Statement") with the Securities and Exchange Commission, pursuant to which PGI would solicit from the stockholders of the Company their written demands that the Company hold a special meeting of stockholders (the "Special Meeting") for the following purposes:

                  1. Amending Section 3.14 of the by-laws of the Company (the "By-laws") to (a) authorize the stockholders to fill vacancies in the Board of Directors at a special meeting of stockholders, and (b) remove certain
                           procedural   requirements   with   respect   to   the
                           nomination and election of directors by the stockholders;

                  2. Removing the current Board of Directors, including any Directors elected or appointed to the Board at any time prior to the vote thereon at the Special Meeting (the "Current Board"); and

                  3.       Electing a new slate of  directors  (the "New Board")
                           to  serve   until   the  next   annual   meeting   of
                           stockholders.

                  The form of demand (the "Form of Demand") included in the Preliminary Solicitation Statement demands that the Special Meeting be held by May 28, 1997, or as promptly thereafter as practicable to provide the Company with sufficient time to comply with all applicable notice and disclosure requirements in connection with the Special Meeting.

                  In connection with the filing of the Solicitation Statement, Messrs. Morton Handel and Isaac Perlmutter, two of the Reporting Persons herein, each agreed to be a nominee of PGI for the Board of Directors of the Company, if and when a Special Meeting for the election of directors of the Company is held. PGI is expected to agree to indemnify Messrs. Handel and Perlmutter against liabilities or claims, including expenses of defending against such claims, arising in connection with their standing as nominees for the Board of Directors of the Company, and, if elected, as directors of the Company (such indemnification being subordinate to any indemnification which Messrs. Handel and Perlmutter would be entitled to receive from the Company).


                                                                     Page 2 of 4
C/M: 10302.0046 474235.1

                  Information about the New Board, their respective business background and affiliations, is included in the Preliminary Solicitation Statement, a copy of which is attached hereto as Exhibit II.

Item 6. Contracts, Arrangements, Understandings or Relationships with
             Respect to Securities of the Issuer.

         Except as set forth in Item 4 with respect to the expected indemnification by PGI in favor of Messrs. Handel and Perlmutter, and Messrs. Handel's and Perlmutter's non-binding agreements to stand as the Nominees for the New Board, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between such persons and any other person with respect to any securities of the Company, including but not limited to transfer or voting any of such securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. The Reporting Persons are parties to a Joint Filing Agreement, a copy of which is attached hereto as Exhibit I.

Item 7.  Material to be Filed as Exhibits.

         *Exhibit I --  Filing   agreement  dated  March  19,  1997,  among  the
                              Reporting Persons.

         Exhibit II --  Preliminary   soliciting   material   filed   with   the
                              Securities and Exchange Commission on March 27, 1997.

--------
* Previously filed.

                                                                     Page 3 of 4
C/M: 10302.0046 474235.1

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 27, 1997                 PURE GROUP, INC.


                                       By:   /s/ Isaac Perlmutter
                                             -----------------------------------
                                                 Name:  Isaac Perlmutter
                                                 Title:  President

                                       TANGIBLE MEDIA, INC.

                                                         *
                                       By:
                                             -----------------------------------
                                                 Name:  Mitchell Boden
                                                 Title: President


                                       KIDBEST LIMITED
                                                         *
                                       By:
                                             -----------------------------------
                                                 Name:  Cheng Hsieh
                                                 Title: Executive Officer

                                                         *

                                             -----------------------------------
                                                 Joseph M. Ahearn

                                                         *

                                             -----------------------------------
                                                 Robert M. Grosser

                                                         *
                                             -----------------------------------
                                                 Morton Handel

                                                         *
                                             -----------------------------------
                                                 Cheng Hsieh



                                       *By:  /s/ Isaac Perlmutter
                                             -----------------------------------
                                             Isaac Perlmutter, Pro Se and
                                               Attorney-In-Fact


C/M: 10302.0046 474235.1

                                                                      EXHIBIT II


                            SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934


Filed by the Registrant / /
Filed by a Party other than the Registrant /X/
Check the appropriate box:
/X/ Preliminary  Proxy Statement
/ / Confidential, for Use of the Commission Only (as permitted by Rule
       14a-6(e)(2))
/ / Definitive Proxy Statement
/ / Definitive Additional Materials
/ / Soliciting Material Pursuant to ss. 240.14a-11(c) or ss. 240.14a-12


 ................................RANGER INDUSTRIES, INC..........................
                (Name of Registrant as Specified In Its Charter)

 ......................PURE GROUP, INC., a Delaware corporation..................
     (Name of Person(s) Filing Proxy Statement if other than the Registrant) Payment of Filing Fee (Check the appropriate box):
/X/  No fee required
/ /  Fee computed on table below per Exchange Act Rules 14a-6(i)(4) and 0-11.
         1) Title of each class of securities to which transaction applies:
         .......................................................................
         2) Aggregate number of securities to which transaction applies:
         .......................................................................
         3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (Set forth the amount on which the filing fee is calculated and state how it was determined):
         .......................................................................
         4) Proposed maximum aggregate value of transaction:
         .......................................................................
         5) Total fee paid:
         .......................................................................
/ / Fee paid previously with preliminary materials.
/ / Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11-(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
         1) Amount Previously Paid:
         2) Form, Schedule or Registration Statement No:
         3) Filing Party:
         4) Date Filed:


C/M:  10302.0046 470415.2

             PRELIMINARY SOLICITING MATERIAL - DATED MARCH 27, 1997
         FOR INFORMATION OF THE SECURITIES AND EXCHANGE COMMISSION ONLY
              -----------------------------------------------------

                                PURE GROUP, INC.
                                  P.O. BOX 1028
                            LAKE WORTH, FLORIDA 33460
--------------------------------------------------------------------------------



TO THE STOCKHOLDERS OF RANGER INDUSTRIES, INC:

         The undersigned is a holder (hereinafter, the "Soliciting Stockholder") of 151,737 shares of the outstanding common stock, $0.01 par value (the "Common Stock") of Ranger Industries, Inc., a Connecticut corporation (the "Company"). The Soliciting Stockholder's shares of Common Stock, together with the 34,037 shares of Common Stock held by Tangible Media, Inc., a Delaware corporation ("TMI") which is an affiliate of the Soliciting Stockholder, constitute 4.6% of the outstanding Common Stock of the Company.

         The Soliciting Stockholder is sending this letter and the attached solicitation statement (the "Solicitation Statement" or the "Statement") and form of demand for a special meeting of stockholders (the "Form of Demand" or the "Demand") to all stockholders of record of the Company as of [ ] (the "Record Date") for the purpose of asking the stockholders to formally demand that the Board of Directors of the Company call a special meeting of stockholders (the "Special Meeting of Stockholders" or the "Meeting") for the following purposes:

         1. Amending Section 3.14 of the by-laws of the Company (the "By-laws") to (a) authorize the stockholders to fill vacancies in the Board of Directors at a special meeting of stockholders, and (b) remove certain procedural requirements with respect to the nomination and election of directors by the stockholders;

         2. Removing the current Board of Directors, including any Directors elected or appointed to the Board at any time prior to the vote thereon at the Special Meeting (the "Current Board"); and

         3. Electing a new slate of directors (the "New Board") to serve until the next annual meeting of stockholders.

         The Current Board was installed on February 28, 1990, and the Company has not held an annual meeting for the election of directors since that time - over 7 years - in violation of the By-laws, and in violation of certain provisions of the Connecticut Business Corporation Act (the "BCA"). Under the By-laws, the Company is required to hold an annual meeting of stockholders on the fourth Wednesday in May each year (for fiscal year 1997, May 28), or such earlier or later date as determined by the Board of Directors.

         If a Special Meeting of Stockholders is held, the Soliciting Stockholder will solicit proxies in support of the proposals set forth above and distribute a proxy statement to the stockholders in connection with such solicitation. More information about the Soliciting Stockholder's proposals, including the proposed New Board, is set forth in the Solicitation Statement.

         Please read the accompanying Statement and Demand, and fill out and sign the Demand, and forward it to the Soliciting Agent (identified in the Solicitation Statement) in the enclosed envelope. The Soliciting Agent or the Soliciting Stockholder will present all the Demands to the Board of Directors.

Date:  March         , 1997             Yours very truly,

                                        PURE GROUP, INC.,

                                        By: /s/  Isaac Perlmutter
                                                 ISAAC PERLMUTTER
                                                 President

PLEASE PROMPTLY FILL OUT AND SIGN THE FORM OF DEMAND AND RETURN IT TO THE SOLICITING AGENT.

C/M:  10302.0046 470415.2

             PRELIMINARY SOLICITING MATERIAL - DATED MARCH 27, 1997
         FOR INFORMATION OF THE SECURITIES AND EXCHANGE COMMISSION ONLY
              -----------------------------------------------------

                             SOLICITATION STATEMENT
                             TO THE STOCKHOLDERS OF
                             RANGER INDUSTRIES, INC.

      This statement (the "Solicitation Statement" or the "Statement") and the accompanying Form of Demand is being distributed by Pure Group, Inc., a Delaware corporation (the "Soliciting Stockholder"), to the stockholders of Ranger Industries, Inc., a Connecticut corporation (the "Company") with its principal executive office c/o Zeisler & Zeisler, 558 Clinton Avenue, Bridgeport,
Connecticut 06605, to request each stockholder of the Company to present a written demand, in the form accompanying this Statement, to the Board of Directors of the Company for the call of a special meeting of stockholders (the "Special Meeting of Stockholders" or the "Meeting") by May 28, 1997, or as promptly thereafter as may be necessary to comply with the notice and similar requirements applicable to the Company, for the purpose of considering and voting upon the following proposals:

         1. The amendment of Section 3.14 of the by-laws of the Company (the "By-laws") to (a) authorize the stockholders to fill vacancies in the Board of Directors at a special meeting of stockholders, and (b) remove certain procedural requirements with respect to the nomination and election of directors by the stockholders;

         2. The removal of the current members of the Board of Directors, including any Directors elected to the Board at any time prior to the vote thereon at the Special Meeting (the "Current Board"); and

         3. The election of a new Board of Directors (the "New Board") to serve until the next annual meeting of stockholders.

         The Current Board was installed on February 28, 1990, as part of the conclusion of the Company's voluntary bankruptcy proceeding (see "REASONS FOR THE SOLICITATION BACKGROUND"). The Company has not held an annual meeting for the election of directors since that time - over 7 years - in violation of the By-laws, and in violation of certain provisions of the Connecticut Business Corporation Act (the "BCA"). Under the By-laws, the Company is required to hold an annual meeting of stockholders on the fourth Wednesday in May each year (for fiscal year 1997, May 28), or such earlier or later date as determined by the Board of Directors.

         This Solicitation  Statement is first being distributed to stockholders
of the Company on or about March   , 1997.

         THIS SOLICITATION STATEMENT SEEKS ONLY THE WRITTEN DEMAND FOR A SPECIAL MEETING OF STOCKHOLDERS. IT IS NOT INTENDED TO SOLICIT PROXIES TO VOTE ON THE ISSUES WHICH WOULD BE PRESENTED AT THE SPECIAL MEETING. IF A SPECIAL MEETING OF STOCKHOLDERS IS CALLED, THE SOLICITING STOCKHOLDER MAY DISTRIBUTE A PROXY STATEMENT AND SOLICIT THE PROXIES OF THE STOCKHOLDERS WITH RESPECT TO THE ISSUES TO BE VOTED UPON AT THE SPECIAL MEETING.

                                                   1
C/M:  10302.0046 470415.2

Demands Required from Stockholders;  Manner of Solicitation of Demands;  Costs

         The Company is required to hold a stockholders meeting upon the written demand of holders of thirty-five (35%) percent of the outstanding Common Stock. In addition to the mailing of this Solicitation Statement and Form of Demand, officers of the Soliciting Stockholder may make telephone calls, facsimile transmissions and other solicitations, in person or otherwise, to certain stockholders of the Company for the purpose of acquiring the required percentage of Demands. The Soliciting Stockholder expects to engage Beacon Hill Partners, Inc. (the "Soliciting Agent"), to assist the Soliciting Stockholder in such efforts and to collect and tally the demands, and perform certain other advisory and administrative services in connection with the Solicitation, including telephone calls and other communications with stockholders of the Company, and with securities brokers, banks and other nominee stockholders.

         The full text of the Demand is set forth on the Form of Demand accompanying this Solicitation Statement. The Demand asks the Board of Directors of the Company to call a special meeting of stockholders by May 28, 1997, or as soon thereafter as practicable, for the purposes stated on the first page of this Solicitation Statement.

         The cost of this solicitation (including printing and mailing, attorneys' fees, and the fees and expenses of the Soliciting Agent) is being paid by the Soliciting Stockholder. The Soliciting Stockholder expects to spend approximately $___________ in connection with the solicitation of stockholders and has incurred expenses of approximately $______________ to date.

         Upon request, the Company will reimburse brokers, dealers, banks and trustees, or their nominees, for reasonable expenses incurred by them in forwarding material to beneficial owners of the shares of Common Stock of the Company.

Procedure for Submitting the Demands

         Stockholders wishing to demand a meeting of stockholders as described herein should fill out the Form of Demand which accompanies this Solicitation Statement, including the number of shares they hold and their current mailing address, and sign the Demand and mail it, in the enclosed envelope, to the Soliciting Agent, Beacon Hill Partners, Inc., 90 Broad Street - 20th Floor, New York, New York 10004.

         The Soliciting Stockholder will deliver the Demands to the Current Board and the Secretary of the Company as promptly as practicable after receipt of Demands from stockholders owning at least thirty-five (35%) percent of the outstanding Common Stock, or such greater percentage as the Soliciting Stockholder deems appropriate, if the Soliciting Stockholder believes that some of the Demands submitted may be technically defective.

         A stockholder may revoke the Demand by delivering written notice thereof to (i) the Soliciting Agent, at 90 Broad Street - 20th Floor, New York, New York 10004, or (ii) to the Secretary of the

                                        2
C/M:  10302.0046 470415.2

Company, c/o Zeisler & Zeisler, 558 Clinton Avenue, Bridgeport, Connecticut 06605, provided that such revocation is received prior to the time that the Soliciting Agent or the Soliciting Stockholder delivers the Demands to the Company. A revocation may be in any written form provided that it is dated later than the Demand, is signed by the stockholder, and clearly states that the Demand is no longer effective.

         PLEASE PROMPTLY FILL OUT AND SIGN THE FORM OF DEMAND AND
         RETURN IT TO THE SOLICITING AGENT.


                          REASONS FOR THE SOLICITATION

Background

         The Soliciting Stockholder acquired its shares of Common Stock for the purpose of seeking to replace the Current Board and executive officers of the Company with persons who would evaluate alternative strategies to improve stockholder value. To that end, the Soliciting Stockholder has requested the Board of Directors (i) to call an annual meeting of stockholders, (ii) to provide the Soliciting Stockholder with a copy of the list of stockholders of the Company, and (iii) to waive certain restrictions with respect to ownership of the Common Stock contained in the Company's amended and restated certificate of incorporation. To date, the Board of Directors has not complied with the Soliciting Stockholder's requests. As a result, the Soliciting Stockholder has prepared and distributed this Solicitation Statement and intends to commence appropriate legal proceedings to enforce these requests.

         TMI, an affiliate of the Soliciting Stockholder, acquired its 34,037 shares of Common Stock by virtue of its status as a creditor of the Company (which term, for purposes hereof, includes its subsidiaries) as a result of the Company's voluntary filing (July 11, 1988) of a petition in bankruptcy under Chapter 11 of the United States Bankruptcy Code. The plan of reorganization (the "Plan") ultimately approved by the bankruptcy court, on February 28, 1990, cancelled all the common stock then outstanding and directed (i) the issuance of a new class of common stock (the "Common Stock") to be distributed to the creditors in proportion to their respective allowed but unsatisfied claims, and
(ii) the cancellation of all other outstanding equity and debt securities of the Company.

Filing of Schedule 13D by the Soliciting Stockholder

         On March 20, 1997, the Soliciting Stockholder filed, with the Company, the Securities and Exchange Commission (the "Commission"), and the National Association of Securities Dealers, Inc. (the "NASD"), a statement on Schedule 13D (as amended on March 27, the "Schedule 13D") which disclosed, among other things, the intention of the Soliciting Stockholder to seek a special meeting of the stockholders of the Company for the purposes described above. Mr. Morton E. Handel, one of the Soliciting Stockholder's nominees for the New Board, and Mr. Robert M. Grosser, a Director, Vice President and Secretary of the Soliciting Stockholder, are parties to the Schedule 13D. All parties to the Schedule 13D disclaimed beneficial ownership of any Common Stock owned by each of the other reporting persons party to the Schedule 13D and disclaimed membership in any group that includes any


                                        3
C/M:  10302.0046 470415.2
of the other reporting persons other than as owned directly by such party or by a corporation which is wholly owned by such party. See "Proposed New Board."


        PROPOSED AMENDMENT OF SECTION 3.14 OF THE BY-LAWS OF THE COMPANY

         At the Special Meeting of Stockholders, the Soliciting Stockholder will propose the amendment of Section 3.14 of the By-laws of the Company to read as set forth on Annex 1 attached hereto. The immediate effect of the proposed amendment would be to authorize the stockholders, at the Special Meeting, to remove the Current Board and any directors elected or appointed to the Board of Directors at any time prior to the vote thereon at the Special Meeting and elect their successors, to serve until the next annual meeting of stockholders, and until their successors are elected and qualified. The long-term effect will be to thereafter permit the stockholders to remove some or all of the directors of the Company at an annual or special meeting of stockholders. The proposed amendment also removes from By-laws Section 3.14 numerous procedural requirements with respect to stockholders' nominations or elections of directors.

         Under the By-laws as currently in force, the stockholders may elect or remove directors only at an annual meeting of stockholders, and only the Board of Directors can call an annual meeting of the stockholders. This makes it difficult for the stockholders to effect a change in the composition of the Board. The proposed amendment, if approved by the stockholders, would authorize the stockholders to call a special meeting for the purpose of electing or removing directors.


                               PROPOSED NEW BOARD

         If and when the Special Meeting of Stockholders is held, the Soliciting Stockholder expects to propose the election of a new board of directors (the "New Board"), which will consist of the following persons (the "Nominees"):

         Name                       Age      Proposed Positions with the Company

         Isaac Perlmutter...........53       Director
         Morton E. Handel...........61       Director
         Raymond Minella............47       Director

         Isaac Perlmutter is an independent investor. Mr. Perlmutter has been a director of Toy Biz, Inc., a publicly held company, since April 1993. He is the sole stockholder of the Soliciting Stockholder and TMI, and by virtue thereof, he is the beneficial owner of 185,877 shares of Common Stock of the Company.

         Morton E. Handel is the President of S&H Consulting, Ltd., a privately held financial consulting firm, a position he has held since 1991. From 1988 through February 28, 1990, he was Chairman of the Board and Chief Executive Officer of Coleco Industries, Inc., the predecessor to the Company

                                        4
C/M:  10302.0046 470415.2

("Coleco"), and was Executive Vice President of Coleco from 1983 to 1988. Mr. Handel is also Chairman of the Board of Concurrent Computer Corporation, a Director and Chairman of the Audit Committee of CompUSA, Inc., and a Director and Chairman of the Audit Committee of Ithaca Industries, Inc., each of which is a publicly held company. Mr. Handel beneficially owns 198,167 shares of Common Stock of the Company.

         Raymond Minella is a co-founder of Berenson Minella & Company, an investment banking firm, and has been a managing partner since 1992. Prior to founding Berenson Minella & Company, Mr. Minella was co-head of the merchant banking group of Merrill Lynch & Co., an investment banking firm.

         The Nominees will receive no compensation for agreeing to stand for election as directors of the Company. It is expected that the New Board will authorize the payment of director's fees to the Directors that are comparable to director's fees paid by similar corporations. None of the Nominees is affiliated with the Soliciting Stockholder except Mr. Perlmutter, who is its sole shareholder.

         The Soliciting Stockholder is expected to indemnify each Nominee, to the fullest extent permitted by applicable law, from and against any and all expenses, liabilities or losses of any kind arising out of any threatened or filed claim, action, suit or proceeding, whether civil, criminal, administrative or investigative, asserted against or incurred by a Nominee in his capacity as a nominee for election as a director of the Company, and, if elected, as a director of the Company, or arising out of his status in either such capacity. The Soliciting Stockholder is expected to reimburse each Nominee for his reasonable out-of-pocket expenses, including reasonable fees and expenses of counsel, in connection with the defense of any claim, action, suit or proceeding as aforesaid.



                  BUSINESS PLANS OF THE SOLICITING STOCKHOLDER
                                AND THE NEW BOARD

         If the Soliciting Stockholder is successful in replacing the Board of Directors with its nominees, the Soliciting Stockholder expects that the New Board would evaluate several alternative strategies to improve stockholder value including, without limitation, considering opportunities to obtain a release to the Company of all or a portion of the Product Liability Trust that was established as part of the Plan.

         The New Board is expected to consider various alternatives that would increase the value of the Common Stock, including actions that would entail:

                  (a) the acquisition of additional Common Stock or other securities of the Company, or the disposition of securities of the Company in the open market or otherwise;

                  (b) an extraordinary corporate transaction, such as a merger or liquidation, involving the Company;


                                        5
C/M:  10302.0046 470415.2

                  (c) a sale or transfer of a material amount of assets of the Company;

                  (d)      in  addition  to  the  changes   disclosed  above  or
elsewhere herein, other changes in the Board of Directors or management of the Company;

                  (e) a material change in the present dividend policy of the Company;

                  (f) other material changes in the Company's business or corporate structure;

                  (g) changes in the Company's certificate of incorporation or bylaws (in addition, in the case of the latter, to the changes proposed herein), or other actions which may impede the acquisition of control of the Company by another person; or

                  (h) actions similar to those enumerated above (each of the foregoing are collectively hereinafter referred to as the "Enumerated Actions").

         The Soliciting Stockholder's determination with respect to any of the foregoing Enumerated Actions will depend upon various factors, including, but not limited to, the Soliciting Stockholder's evaluation of the Company and its prospects, the status of the Product Liability Trust, general market and economic conditions, other opportunities available to the Soliciting Stockholder and other factors the Soliciting Stockholder may deem relevant to its investment decision.

         At the present time, the Soliciting Stockholder has no expectation that it or any of its affiliates or associates will, directly or indirectly, undertake, advance or be a party to any of the Enumerated Actions, except that such the Soliciting Stockholder may acquire additional shares of Common Stock or, in the alternative, dispose of all or any lesser portion of its shares of Common Stock. In addition, the Soliciting Stockholder reserves the rights to be a party to any of the Enumerated Transactions, if approved in accordance with the By-laws and applicable law, and if approved in accordance with the policy set forth in the following paragraph.

         If the New Board is elected by the stockholders, the Soliciting Stockholder will not engage, directly or indirectly, in any Enumerated Transaction with the Company (other than open market purchases and sales of the Common Stock or other securities of the Company) unless such transaction is approved (i) by a majority of the disinterested members of the Board of Directors, or (ii) if there are no disinterested directors, by the Board after receipt and review of an opinion of an independent investment banker or other financial expert that such transaction (A) is fair to the Company and the stockholders other than the Soliciting Stockholder, or (B) is on terms not materially different than could be obtained by arms' length negotiations with a person not affiliated or associated with the New Board.

         The Soliciting Stockholder has previously requested the Current Board to waive or terminate certain restrictions with respect to ownership of the Common Stock contained with Company's amended and restated certificate of incorporation which would, if not waived or terminated, prohibit certain transactions by the Soliciting Stockholder with the Company or certain other stockholders, or their respective associates or affiliates. The Soliciting Stockholder expects to renew this request with the

                                        6
C/M:  10302.0046 470415.2

Board of Directors, including the New Board, after the Special Meeting. Additionally, the Soliciting Stockholder may pursue this request prior to the Special Meeting.


                              CERTAIN TRANSACTIONS

         The Soliciting Stockholder expended $45,539 to purchase 151,797 shares of Common Stock. The funds used in making the purchases came from working capital. TMI acquired its 34,037 shares of Common Stock by virtue of its status as a creditor of the Company through the Plan. Mr. Handel expended $53,629 to purchase 198,167 shares of Common Stock and Mr. Grosser expended $1,350 to purchase 5,000 shares of Common Stock. The funds used in making the purchases came from their respective personal savings.

         As more fully set forth in "Proposed New Board," the Soliciting Stockholder expects to indemnify the members of the New Board against claims, suits and judgments, including the costs of defending against such claims, suits and judgments, arising out of their status as nominees or members of the Board. See "Proposed New Board."

         There are no formal or binding agreements or understandings between or among the Soliciting Stockholder and the New Board with respect to the manner in which the New Board, if elected, would manage the Company.

         The New Board would have the authority, in the exercise of its business judgment, to authorize the payment of compensation to some or all members of the New Board.


         PLEASE PROMPTLY FILL OUT AND SIGN THE FORM OF DEMAND AND
         RETURN IT TO THE SOLICITING AGENT.


                                        7
C/M:  10302.0046 470415.2

                                     ANNEX 1
              TEXT OF BY-LAW SECTION 3.14 AS PROPOSED TO BE AMENDED

         The text of Section 3.14 of the By-laws of the Company, as proposed to be amended by the Soliciting Stockholder, reads in its entirety as follows:

                  "SECTION 3.14. Nominations of Directors; Election. In addition to, and not in limitation of, all other provisions of (i) the By-laws,
         (ii) the certificate of incorporation, as amended to date and as amended hereafter from time to time, (iii) the Connecticut Business Corporation Act, and all other applicable federal and state law, the stockholders are authorized, at any annual or special meeting of stockholders duly called, (A) to remove any one or more directors, with or without cause, notwithstanding the term for which such directors were elected or appointed, including any director elected or appointed to the Board of Directors at any time prior to the vote thereon at the annual or special meeting, and (B) to fill any vacancies in the Board, including, without limitation, any vacancies resulting from a removal of directors by the stockholders."


C/M:  10302.0046 470415.2

--------------------------------------------------------------------------------
[[Front of Card]]
      DEMAND FOR SPECIAL MEETING OF STOCKHOLDERS OF RANGER INDUSTRIES, INC.


TO THE BOARD OF DIRECTORS OF RANGER INDUSTRIES, INC.

The undersigned, being the record or beneficial holder, or duly authorized representative of such record or beneficial holder, of the number of shares of outstanding common stock (the "Common Stock") of Ranger Industries, Inc., a
Connecticut corporation (the "Company") set forth on the reverse side hereof, hereby demands, as authorized under the by-laws of the Company and the provisions of the Connecticut Business Corporation Act, that the Board of Directors or appropriate officers of the Company call for a special meeting of the stockholders of the Company by May 28, 1997, or as promptly thereafter as may be necessary to comply with the notice and similar requirements applicable to the Company, including without limitation the information requirements of the Securities Exchange Act of 1934, as amended. The special meeting shall be called for the following purposes:

         1. Amending Section 3.14 of the by-laws of the Company to (a) authorize the stockholders to fill vacancies in the Board of Directors at a special meeting of stockholders, and (b) remove certain procedural requirements with respect to the nomination and election of directors by the stockholders;

         2.       Removing  the  current  Board  of  Directors,   including  any
Directors elected or appointed by the Board at any time prior to the vote thereon at the Special Meeting; and

         3. Electing a new slate of directors to serve until the next annual meeting of stockholders.

Yours very truly,



    Authorized Signature         Date       Authorized Signature



Title or Capacity if other than              Title or Capacity if other than the
  the Record Holder                            Record Holder
================================================================================
[[Back of Card]]       BE SURE TO SIGN THIS FORM OF DEMAND ON THE OTHER SIDE
Name and address of Stockholder:





Number  of  shares of Common  Stock,  $0.01  par value per  share,  held by this
Stockholder:

                  THIS IS NOT A PROXY. BY SIGNING THIS CARD, THE STOCKHOLDER IS NOT AUTHORIZING ANY PERSON TO ACT ON BEHALF OF THE STOCKHOLDER, OTHER THAN TO PRESENT THIS DEMAND TO THE COMPANY.

--------------------------------------------------------------------------------


C/M:  10302.0046 470415.2